Contact

www.linkedin.com/in/jare-ola-57608339 (LinkedIn)

Top Skills

Manufacturing
Lean Manufacturing
Continuous Improvement

Languages

Spanish (Limited Working)
Yoruba (Native or Bilingual)
English (Native or Bilingual)
French (Elementary)

Certifications

Six Sigma Black Belt Certification – Level III
Lean Six Sigma Green Belt Certification – Level II
Six Sigma Black Belt Certification – Level II
Lean Six Sigma Green Belt (ICGB)
Six Sigma Black Belt Certification – Level I

Jare Ola

Founder & CEO of Ofrenda Spirits
Detroit, Michigan, United States

Summary

In my whole life, I have known no wise people who didn't read all the time -none, zero-Charlie Munger

An avid reader and a lover of creativity with a passion for curating breathtaking experiences.

A lover of the entrepreneurship journey and the work it takes to be successful

As a founder of a mezcal brand (Ofrenda spirits) i understand the difficulty it takes to get your brand in front of customers

Fortunately for us at Ofrenda spirits, we've built an eco system to make our mezcal (Ofrenda spirits) do well in the market, we have a built-in distribution and marketing channel through our entertainment company(aver curations)which produces a few of the best events in Mexico City and a media company(aver network)that serves as a guide for visitors in the city to find the best parties, events, bars,restaurants and tours in the city.

We are able to showcase our mezcal through our entertainment production events, and also collaborate with other event producers with the standard of quality that fits our brand to showcase our mezcal. We also run our entertainment company to help young event curators by streamling their production for them by providing production services like bars and bartenders and alcohol sponsorship .

We are also able to highlight our mezcal on our media company that serves as a guide to the dope things happening in Mexico City.

We've also been able to collaborate with the biggest festivals and concerts to feature our mezcal through the relationships we have cultivate through our entertainment and media company. We've also been able to secure placements for our mezcal at 4 of the top 50 bars in North America that are located in Mexico City because of the Quality and design of our mezcal. We have been able to grow organically because of the foundation we built in our early business of entertainment and media. That has been our leverage

We are becoming a leader in the premium spirit segment with the highest quality, best tasting Mezcal.

At Ofrenda Spirits,the art of traditional mezcal is our passion.

We've cultivated relationships with local farmers and artisans to source the finest, sustainably-harvested agave.

Our mezcals are crafted in small batches, using time-honored techniques passed down through generations of mezcaleros.

Every bottle is a reflection of our dedication to quality, craftsmanship, and the pursuit of perfection. From the carefully selected agave varieties to our bespoke bottles designed by local Mexican artists, every detail is a testament to our commitment to creating an unparalleled drinking experience.

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Experience

Ofrenda Spirits
Founder & CEO
November 2023 - Present (1 year 10 months)
Delaware, United States

https://ofrendaspirits.com/

- Launching Ofrenda Spirits Mezcal in Mexico and the US, securing soft closing deals with 40+ bar/restaurants in Mexico City.
- Leverage Aver Curations as a marketing and distribution channel for Ofrenda through a deep network of bar/restaurant, event and festival owners/producers and increasing engagement in online platforms.
- Participated in over 20 events in 2024 to promote brand awareness and build relationships within the industry.

- Prepared for the successful US launch of Ofrenda Spirits, ensuring a smooth transition and market penetration.

Aver Curations
Founder & CEO
June 2022 - Present (3 years 3 months)
Mexico City, Mexico

https://avercurations.com/

Aver Curations is a media, entertainment and production company in Mexico City. Our specially curated events are for art and music lovers from all over the world looking to tap into the up-and-coming scene in Mexico City.

Aver has created some of the best events in Mexico City including Pidgin y Patois, High Rollers and the Jacaranda Experience, averaging 600 attendees per event.

We have also created the Aver Network, which serves as a media platform for residents and visitors to discover and Connect to the pulse of Mexico City. Its website and social media has a comprehensive schedule of cultural, social, and recreational events taking place throughout the city, featuring nearly 600 events in 2024.

It includes events such as parties, concerts, festivals, art exhibitions, networking, including bars and restaurants to visit in the city

We also have a production side of the business that works with event producers in Mexico City to help secure, event locations, bars and bartenders for producers looking to launch their event business.

Ford Motor Company
6 years 9 months

Senior Facility Implementation Engineer/Project Manager
November 2021 - May 2022 (7 months)
Global Paint Engineering

• Writing the scope of work for the implementation of the ABA tutone project at the paint shop of the Kansas City truck plant.
• Working with the plant team and the subject matter expert on implementation of robots, coveyors, new tutone facility, AVS system with a working budget of $20 million.

• Lead startup and closeout meeting with suppliers at the Kentucky truck plant for the use-for-life project with a working budget of $70million.
• Ensure supplier and plant safety of personnel during the December shutdown with tools like safety 8 matrix
• Was responsible for the coordination of the revamping of the ecoat ovens, Conveyor systems, robots installation for the 2021 December shutdown use for life project at the Kentucky truck paint shop
• Coordinating and monitoring implementation of robots, conveyor systems, ecoat system for the Kansas city SUV paint shop
• Writing requisitions and keeping track of funds for all projects at both Kansas city truck paint shop and Kansas city SUV paint shop
• Working with the buyer to coordinate suppliers for the bidding of projects on both Kansas city paint shops

Senior Manufacturing Development Engineer and project Manager
January 2020 - October 2021 (1 year 10 months)
Mexico City, Mexico

2021 Mustang Mach E: Senior Manufacturing Development Engineer/Project Manager
Dates On Project: January 2020 – October 2021
Location: Mexico-City, Mexico

• Leading startup and close out meetings to keep track of concerns and project coordination
• Working with subject matter experts and paint shop plant personnel to solve launch concerns and facility upgrades on the project.
• Using problem solving tools like VIMS and AIMS matrixes to keep track of concerns and drive to resolution
• Working with the paint plant team on all process implementation and best quality practices to help reduce quality concerns and overall cost to plant
• Working on actions and implementation of projects to reduce cost on new model launch
• Lead the implementation of robots, skid washers and conveyor system in the paint shop.
• Lead the jobs per hour increase in the paint booth by DURR and the ecoat ovens by PCE monarch
• Joined the facility team to start the building of the new paint facility in Mexico City with suppliers.
• Part of the team of Ford employees involved in building permit acquisition in Mexico

• Oversaw the installation of fences, groundbreaking and coordination of the new paint shop.
• Gathered documentation and kept track of supplier itinerary and timeline on new paint shop

Senior Manufacturing Development Engineer and project manager
July 2018 - December 2019 (1 year 6 months)
Louisville, Kentucky, United States

Senior Manufacturing Development Engineer/Project Manager

• Lead tooling development with supplier and pressed for timing and delivery.
• Lead LASD and sealer application verification for all models on the launch program, including working on weekends for months to verify LASD pattern being up to date with the product development team.
• Assessed product change requests from product development engineers for affects to process and costed out changes if applicable
• Responsible for assessing vehicle and part in Teamcenter data to determine product is following manufacturing rules and feasible for manufacturing processes.
• Led the planning, sourcing, and implementation of upgrades and new tooling and equipment needed for the added model complexity to the new products, with an assembly line using an operating budget of $2.5 million
• Participated in the project management for facility upgrade during the December downtime and July downtime, which involved manufacturing oven upgrades, ecoat tank chemical upgrades, paint shop structural rework. Participated in meetings twice a day with suppliers to maintain timing due to short amount of time with a large scale volume of upgrades during downtime
• Successfully completed all deliverables at each build milestone resulting in a successful launch and production ramp up
• Worked effectively with the Louisville Assembly Plant launch team and various suppliers to maintain project timing and ensure plant activities are completed. Led quality audits for Plant utilizing health charts to assess department's current state
• Led quality project to successfully eliminate top quality defect for Paint department. Involved redesign of manufacturing aid tooling to alleviate design issue on paint assembly. Led weekly cross-functional meetings to drive to resolution.

Manufacturing Development Engineer
January 2017 - June 2018 (1 year 6 months)
Louisville, Kentucky, United States

2019 Lincoln MKC: Lead Manufacturing Development Engineer
Dates On Project: January 2017 – June 2018
Location: Louisville Assembly Plant

• Led the planning, sourcing, and implementation of all upgrades, new tooling and equipment needed for the new 2019 Lincoln MKC in the Paint department at the Ford Louisville Assembly
• Set up manufacturing lines, cycle line layouts, and tooling design. Responsible for tracking launch issues with tools like VIMS and AIMS matrixes and driving to corrective actions.
• Coordinated color harmony with materials team for the program
• Help set up wrap guard process with Lead implementation engineer and plant quality manager on the program

Manufacturing Development Engineer
September 2015 - December 2016 (1 year 4 months)
Louisville, Kentucky, United States
2017 Super Duty Truck: Manufacturing Development Engineer
Dates On Project: Aug 2015 – Dec 2016
Location: Louisville, Kentucky

• Data collection for ecoat runouts, paint defects, ecoat defects, red adhesive redeposit during launch milestones.
• Root caused and helped eliminate red adhesive redeposit on units after ecoat tanks, won award for dedication from paint shop due to actions taken which saved the plant $400,000 per year in repairs.
• Led chip and scratch data collection, root caused various chip and scratch concern and drawing a final assembly layout to pin point areas of concern for Final assembly in regards to chip and scratch.
• Assisted in facility upgrade during downtime, met milestone targets on time and at quality with an operating budget of $1.9 million
• Worked on cycle line layout with Industrial Engineering and also process sheet development, working with Plant team to meet JPH requirements
• Assisted in Super Duty truck tooling implementation, setting up manufacturing lines and allocation of funds.
• Assisted in the sealer path verification on all body styles and floor pan of the super duty truck
• Assisted in creating super cab kiss mar tool and implementing process to help reduce/eliminate concern on the program which was implemented across other plants in north America

• Worked with the facility engineers during the December shutdown for installation of robots arms for the spray booth, conveyor replacement across sections of the plant, ecoat tank replacement, implementation of the rowdip ecoat tanks at the SUV paint shop.
• Worked on scope of work with the project manager during the revamping of the Super duty paint shop.

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Education

University of Michigan-Dearborn
Bachelor's degree, Biochemistry · (2006 - 2008)

University of Michigan-Dearborn
Bachelor's degree, Biochemistry